UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

O.I. Corporation
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

670841105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,720
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,720
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON John K. H. Linnartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,100
	8	SHARED VOTING POWER 329,720
	9	SOLE DISPOSITIVE POWER 14,100
	10	SHARED DISPOSITIVE POWER 329,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Western Mustang Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,720
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Western Sizzlin Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,720
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 670841105

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 329,720 Shares owned by MCA is $3,616,153, including brokerage commissions.  The Shares owned by MCA were acquired with partnership funds.

The aggregate purchase price of the 14,100 Shares owned directly by Mr. Linnartz is $97,277, including brokerage commissions.  The Shares owned by Mr. Linnartz were acquired with personal funds.

Item 5 is hereby amended and restated to read as follows:

(a)-(e) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,361,306 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 10, 2009, in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on November 13, 2009.

As of the close of business on December 7, 2009, MCP I, MCPII and the Accounts beneficially owned 329,720 Shares, constituting approximately 14.0% of the Shares outstanding.

As general partner of each of MCP I and MCP II, and as investment manager to the Accounts, MCA may be deemed to beneficially own the 329,720 Shares collectively owned by MCP I, MCP II and the Accounts, constituting approximately 14.0% of the Shares outstanding.

As general partner of MCA, MCM may be deemed to beneficially own the 329,720 Shares beneficially owned by MCA, constituting approximately 14.0% of the Shares outstanding.

As managing member of MCM, Mr. Linnartz may be deemed to beneficially own the 329,720 Shares beneficially owned by MCM, constituting approximately 14.0% of the Shares outstanding.

Western Mustang, by virtue of its 51% ownership interest in MCM, may be deemed to beneficially own the 329,720 Shares beneficially owned by MCM, constituting approximately 14.0% of the Shares outstanding.

WSC, as the sole member of Western Mustang, may be deemed to beneficially own the 329,720 Shares beneficially owned by Western Mustang, constituting approximately 14.0% of the Shares outstanding.

As of the close of business on December 7, 2009, Mr. Linnartz directly owned 14,100 Shares, constituting less than one percent of the Shares outstanding.

MCA, MCM and Mr. Linnartz have the shared power to vote and dispose of the 329,720 Shares held by MCP I, MCP II and the Accounts.  Mr. Linnartz has the sole power to vote and dispose of the 14,100 Shares he owns directly.

CUSIP NO. 670841105

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  This Amendment No. 7 reports no purchase of Shares by the Reporting Persons pursuant to the 10b5-1 Trading Plan.  The purchases disclosed in this Amendment No. 7 that were not pursuant to the 10b5-1 Trading Plan were conducted at a time when the Reporting Persons were not in possession of material nonpublic information about the Shares or the Issuer.

No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.  The Reporting Persons expressly disclaim beneficial ownership of the Securities reported herein except to the extent of their respective pecuniary interests therein.

CUSIP NO. 670841105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009	MUSTANG CAPITAL ADVISORS, LP

	By:	Mustang Capital Management, LLC its general partner

	By:	/s/ John K. H. Linnartz
John K. H. Linnartz, Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC

By:	/s/ John K. H. Linnartz
John K. H. Linnartz, Managing Member

/s/ John K. H. Linnartz
John K. H. Linnartz

WESTERN MUSTANG HOLDINGS LLC

By:	Western Sizzlin Corporation, its sole member

By:	/s/ Robyn Mabe
Robyn Mabe, Vice President and CFO

WESTERN SIZZLIN CORPORATION

By:	/s/ Robyn Mabe
Robyn Mabe, Vice President and CFO

CUSIP NO. 670841105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/(Sale)

MUSTANG CAPITAL ADVISORS, LP

27,260	7.3500	12/04/09
4,250	7.3064	12/07/09

MUSTANG CAPITAL MANAGEMENT, LLC
None

JOHN K. H. LINNARTZ

1,300	6.9977	11/25/09

WESTERN MUSTANG HOLDINGS LLC
None

WESTERN SIZZLIN CORPORATION
None